July 3, 2018

Mr. Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining

Division of Corporate Finance
United State Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, DC 20549

RE:	Westmoreland Coal Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed April 2, 2018
File No. 001-11155

Dear Mr. Arakawa:

We are responding to your comment letter, dated June 20, 2018, relating to the Form 10-K (the “Form 10-K”) for Fiscal Year Ended December 31, 2017, filed by Westmoreland Coal Company (“the Company”).
For ease of reference we have repeated your comments in bold text that precedes each response, and have separated your comments and applicable response by paragraph, sentence, or phrase.
Form 10-K for the Year Ended December 31, 2017
Selected Financial Data
Reconciliation of Adjusted EBITDA to Net Loss, page 54

1.
We note your reconciliation of the non-GAAP measure Adjusted EBITDA includes adjustments relating to customer payments received under loan and lease receivables. Please explain why you believe it is appropriate to include this adjustment and tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in presenting this measure.

Response:
The Company views Adjusted EBITDA as an operating performance measure that assists investors in assessing the Company’s cash generating performance from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods. We believe including an adjustment for customer payments received under loan and lease receivables is appropriate because: (i) it is a useful indicator of our operating performance relating to cash collections as a result of the repayments received under the loan and lease receivable arrangement, which we acquired as part of the purchase of our Canadian mines in 2014; (ii) it is consistent with the required covenant calculation of our bank EBITDA under our second amended and restated loan and security agreement, dated as of December 16, 2014, by and among the Company and certain of its subsidiaries, lenders party thereto, and Canadian Imperial Bank of Commerce (formerly known as The PrivateBank and Trust Company), as administrative agent; and (iii) it is the presentation used by analysts, lenders, and investors in analyzing our performance. For these reasons we believe our Adjusted EBITDA non-GAAP financial measure inclusive of the adjustment for customer payments received under loan and lease receivables, taken together with the information accompanying the measure, is not misleading, and therefore is in compliance with Rule 100(b) of Regulation G.
We believe the inclusion of the adjustment is not a substitution of an individually tailored recognition and measurement method for that of GAAP, as described in C&DI Question 100.04, because the inclusion of the adjustment reflected the financial impact of discrete events and transactions included in the Company's GAAP results and did not shift the timing of revenue recognition among reporting periods. We provide a description of the GAAP treatment of loan and lease receivables in our Summary of Significant Accounting Policies footnote (Note 1), noting lease payments receivable are comprised of a repayment of principal and finance income. As interest income is excluded in the calculation of EBITDA, we include both principal and interest received under GAAP as an adjustment to Adjusted EBITDA in order to better reflect true cash flows.
Additionally, we note the loan and lease receivable adjustment was unusually large as the arrangement was terminated and amounts owed were paid in full in February 2017. Thus the loan and lease receivable arrangement will no longer have an effect on Adjusted EBITDA in prospective periods. The Company acknowledges the Staff's Comment and will continue to take into account the guidance in the C&DI when assessing the impact of similar events, if any were to occur, in the future.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 58

2.
We note you present the non-GAAP measure Adjusted EBITDA on a consolidated basis and for your segments and that you have provided reconciliations to net loss for the consolidated amounts only. We also note that you do not present segment Adjusted EBITDA as a measure of segment profit or loss at Note 19 to your financial statements. Please provide reconciliations of segment Adjusted EBITDA to the most directly comparable GAAP measures. Refer to Item 10(e) of Regulation S-K, and Questions 103.02 and 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. We note similar disclosure in your Form 8-K filed April 2, 2018.

Response:
The Company acknowledges the Staff’s comment. In future filings the Company will provide reconciliations for non-GAAP measures used on both a segmental and consolidated basis in substantially the same format as the reconciliations provided below.

Reconciliation of Adjusted EBITDA to Net Income (Loss) by Segment	Year Ended December 31, 2017
	Coal - U.S.	Coal - Canada	Coal - WMLP	Power	Heritage	Corporate	Consolidated
	(In thousands)
Net income (loss)	$29,791	$(5,915)	$(31,752)	$11,806	$(13,912)	$(63,153)	$(73,135)
Income tax (benefit) expense	(29)	12	—	—	—	(5,873)	(5,890)
Interest income	(1,895)	(666)	(938)	(158)	(425)	(19)	(4,101)
Interest expense	12,368	14,543	43,153	302	—	48,291	118,657
Depreciation, depletion and amortization	59,764	14,292	45,466	1,650	—	(118)	121,054
Accretion of asset retirement obligations	27,555	12,120	5,371	86	—	—	45,132
Amortization of intangible assets and liabilities(1)	—	—	—	(890)	—	—	(890)
EBITDA	127,554	34,386	61,300	12,796	(14,337)	(20,872)	200,827
Advisory fees(2)	—	—	2,233	—	—	3,190	5,423
Loss (gain) on foreign exchange	—	3,214	—	—	—	(106)	3,108
Loss on impairment	—	—	5,872	—	—	—	5,872
Customer payments received under loan and lease receivables(3)	—	50,489	—	—	—	—	50,489
Derivative gain	—	—	—	(1,929)	—	—	(1,929)
Loss (gain) on sale/disposal of assets and other adjustments	1,145	1,123	(704)	371	95	312	2,342
Share-based compensation	626	819	—	36	—	1,719	3,200
Adjusted EBITDA	$129,325	$90,031	$68,701	$11,274	$(14,242)	$(15,757)	$269,332
__________________

(1)	Represents amortization of intangible assets and liabilities not included in Depreciation, depletion and amortization.

(2)
Amount represents fees paid to financial and legal advisers included in Selling and administrative in the Consolidated Statements of Operations related to the assessment of Westmoreland’s capital structure. These advisers, together with Westmoreland's management and board of directors, are developing and evaluating options to optimize Westmoreland’s overall capital structure.

(3)
Represents a return of and on capital. These amounts are not included in operating income (loss), as the capital outlays are treated as loan and lease receivables, but are included within Adjusted EBITDA so that the cash received by the Company is treated consistently with all other contracts within the Company that do not result in loan and lease receivable accounting.

Reconciliation of Adjusted EBITDA to Net Income (Loss) by Segment	Year Ended December 31, 2016
	Coal - U.S.	Coal - Canada	Coal - WMLP	Power	Heritage	Corporate	Consolidated
	(In thousands)
Net income (loss)	$(22,946)	$22,861	$(31,583)	$28,262	$(13,021)	$(12,445)	$(28,872)
Income tax expense (benefit)	97	498	—	—	—	(48,654)	(48,059)
Interest income	(1,577)	(4,472)	(854)	(89)	(437)	(6)	(7,435)
Interest expense	16,879	19,495	41,076	362	—	44,007	121,819
Depreciation, depletion and amortization	108,326	26,893	50,217	—	—	(169)	185,267
Accretion of asset retirement obligations	23,729	10,996	5,618	80	—	—	40,423
Amortization of intangible assets and liabilities(1)	164	—	—	(974)	—	—	(810)
EBITDA	124,672	76,271	64,474	27,641	(13,458)	(17,267)	262,333
Loss (gain) on foreign exchange	—	721	—	—	—	(6)	715
Acquisition-related costs	568	—	—	—	—	—	568
Customer payments received under loan and lease receivables(2)	—	13,064	—	—	—	—	13,064
Derivative gain	—	—	—	(24,055)	—	—	(24,055)
(Gain) loss on sale/disposal of assets and other adjustments	(1,037)	(2,365)	14,579	—	49	420	11,646
Share-based compensation	2,360	732	250	40	—	4,202	7,584
Adjusted EBITDA	$126,563	$88,423	$79,303	$3,626	$(13,409)	$(12,651)	$271,855
__________________

(1)	Represents amortization of intangible assets and liabilities not included in Depreciation, depletion and amortization.

(2)
Represents a return of and on capital. These amounts are not included in operating income (loss), as the capital outlays are treated as loan and lease receivables, but are included within Adjusted EBITDA so that the cash received by the Company is treated consistently with all other contracts within the Company that do not result in loan and lease receivable accounting.

Reconciliation of Adjusted EBITDA to Net Income (Loss) by Segment	Year Ended December 31, 2015
	Coal - U.S.	Coal - Canada	Coal - WMLP	Power	Heritage	Corporate	Consolidated
	(In thousands)
Net income (loss)	$2,357	$41,436	$(33,531)	$(147,213)	$(15,304)	$(66,840)	$(219,095)
Income tax expense (benefit)	10	(16,275)	—	—	—	(3,625)	(19,890)
Interest income	(1,225)	(5,489)	(890)	(21)	(299)	(69)	(7,993)
Interest expense	1,359	20,864	30,794	366	—	47,928	101,311
Depreciation, depletion and amortization	45,650	30,323	54,504	9,908	—	(57)	140,328
Accretion of asset retirement obligations	23,002	10,733	5,083	74	—	—	38,892
Amortization of intangible assets and liabilities(1)	29	—	—	(1,039)	—	—	(1,010)
EBITDA	71,182	81,592	55,960	(137,925)	(15,603)	(22,663)	32,543
Restructuring charges	—	—	656	—	—	—	656
(Gain) loss on foreign exchange	—	(3,706)	—	—	—	32	(3,674)
Loss on impairment	—	3,156	—	133,054	—	—	136,210
Loss on extinguishment of debt	—	—	—	—	—	5,385	5,385
Acquisition-related costs(2)	2,299	—	3,660	—	—	—	5,959
Customer payments received under loan and lease receivables(3)	—	27,128	—	—	—	—	27,128
Derivative loss	—	—	—	5,587	—	—	5,587
Loss (gain) on sale/disposal of assets and other adjustments	360	(2,940)	5,421	—	7	2,442	5,290
Share-based compensation	3,294	514	437	27	—	3,476	7,748
Adjusted EBITDA	$77,135	$105,744	$66,134	$743	$(15,596)	$(11,328)	$222,832
__________________

(1)	Represents amortization of intangible assets and liabilities not included in Depreciation, depletion and amortization.

(2)
Includes acquisition and transition costs included in Selling and administrative in the Consolidated Statements of Operations and the impact of cost of sales related to the sale of inventory written up to fair value in the acquisition of the Canadian mines.

(3)
Represents a return of and on capital. These amounts are not included in operating income (loss), as the capital outlays are treated as loan and lease receivables, but are included within Adjusted EBITDA so that the cash received by the Company is treated consistently with all other contracts within the Company that do not result in loan and lease receivable accounting

Financial Statements
Notes to Consolidated Financial Statements
4. Loss on Impairment, page 89

3.
We note your disclosure on page 47 that at the end of 2017 the San Juan Generating Station shut down two of their four units which represents a 50% decrease in sales volume from the mine moving forward, negatively impacting your results of operations and financial condition. Please address the following:

•
Tell us whether you considered the shutdown of two units in the San Juan mine to be a triggering event for assessing impairment at December 31, 2017 and explain the basis for your conclusion. Please refer to FASB ASC 360-10-35-21.

•
To the extent you performed impairment testing, please tell us the results of your testing and your consideration of disclosure of the results, methodology, significant estimates and underlying assumptions in your discussion of critical accounting policies.

Response:
We acquired the San Juan mine on January 31, 2016. At the time of acquisition, it was anticipated that the San Juan Generating Station would likely shut down two of its four units by the end of 2017. This assumption was reflected in the coal supply agreement executed at acquisition, which provided for a 50% reduction of coal deliveries beginning in 2018, and as such, this assumption was incorporated into the purchase price paid to acquire the San Juan mine. Therefore, we concluded that the official announcement of the shutdown of the units did not meet the definition of an indicator of impairment under FASB ASC 360-10-35-21 as the impact was previously contemplated in both the purchase price paid and the allocation of fair value of assets and liabilities from purchase accounting.
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need any additional information, or if we can be of any further assistance, please call me at (720) 354-4467 or reach me by email at gkohn@westmoreland.com.
Very truly yours,
/s/ Gary Kohn
Gary Kohn
Chief Financial Officer
Westmoreland Coal Company